[Translation]
Exhibit 1.15
QUEBECOR MEDIA INC.
(the “Company”)
by-law 2008-1
Relating to the definition of the powers of the Executive Committee
1.	Section 3 “Powers” of By-law 2002-001 is repealed and replaced by the following section:
“Powers. Subject to the provisions provided in the Shareholders’ Agreement which apply to the Company, the Executive Committee shall have and may exercise all powers of the Board of Directors, subject to restrictions imposed by the Board of Directors of the Company from time to time. However, the Executive Committee shall not have the power to grant options as such power has been delegated by the Board of Directors to the Compensation Committee. Moreover, the Executive Committee shall not have the power to remove or replace directors.
Any member of the Executive Committee may at any time require that any matter which he deems important be referred to the Board of Directors rather than be decided by the Executive Committee. All acts performed by the Executive Committee shall be reported to the Board of Directors and are subject to revision or amendment by said Board, provided that the rights of third parties are not adversely affected or invalidated thereby.”
2.	Any director or officer of the Company shall be authorized to sign all documents and to do all things necessary and expedient to give full effect to this By-law.
This By-law was approved by the Board of Directors of the Company at the meeting held on November 6, 2008.
Signed at Montréal, on November 6, 2008.

(signed)	(signed)

President and Chief Executive Officer	Secretary